SUB-ITEM 77C
Submission of matters to a vote of security holders

     (a) A special meeting of the shareholders of the Florida Municipal Money Market Fund, a series of American Century Municipal Trust, was held on August 2, 2002.

     In addition, a special meeting of the shareholders of the Limited-Term Tax-Free Fund, a series of American Century Municipal Trust, was held on August 2, 2002.

(b) N/A

     (c) At the special meeting, shareholders of Florida Municipal Money Market did not approve a proposed Agreement and Plan of Reorganization to combine the Florida Municipal Money Market Fund with and into the Tax-Free Money Market Fund, another series of American Century Municipal Trust, effective September 3, 2002. The total number of shareholder votes in favor of the proposal was 22,651,766. The total number of shareholder votes against the proposal was 17,448,840.

     At the special meeting, shareholders of Limited-Term Tax-Free approved a proposed Agreement and Plan of Reorganization to combine the Limited-Term Tax-Free Fund with and into the Tax-Free Bond Fund, another series of American Century Municipal Trust, effective September 3, 2002. The total number of shareholder votes in favor of the proposal was 26,022,465. The total number of shareholder votes against the proposal was 2,904,400.

(d) N/A